UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

KLDiscovery Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
498455104
(CUSIP Number)
Jeff Davis Chief Legal & Corporate Affairs Officer Ontario Teachers’ Pension Plan Board 5650 Yonge Street, 3rd Floor Toronto, Ontario M2M 4H5 Canada (416) 228-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 19, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON
Ontario Teachers’ Pension Plan Board
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,132,887
	9	SOLE DISPOSITIVE POWER
8,132,887
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,132,887
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5% (1)
14		TYPE OF REPORTING PERSON
OO

(1) Calculated based on (i) 42,684,549 shares of the Common Stock, par value $0.0001 per share, of KLDiscovery Inc. (the “Issuer”), outstanding as of March 17, 2022, as reported in the Issuer’s Annual Report on Form 10-K dated March 17, 2022, (ii) 1,478,379 shares of common stock, (iii) 1,411,775 shares of common stock that may be acquired upon the exercise of the Warrants (as defined herein) and (iv) 5,242,733 shares of common stock that may be acquired upon conversion of Debentures (as defined herein).

1		NAME OF REPORTING PERSON
1397225 Ontario Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,132,887
	9	SOLE DISPOSITIVE POWER
8,132,887
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,132,887
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5% (1)
14		TYPE OF REPORTING PERSON
CO

(1) Calculated based on (i) 42,684,549 shares of the Common Stock, par value $0.0001 per share, of the Issuer outstanding as of March 17, 2022, as reported in the Issuer’s Annual Report on Form 10-K dated March 17, 2022, (ii) 1,478,379 shares of common stock, (iii) 1,411,775 shares of common stock that may be acquired upon the exercise of the Warrants and (iv) 5,242,733 shares of common stock that may be acquired upon conversion of Debentures.

Item 1.	Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed on December 19, 2019 as it relates to the common stock, par value $0.0001 per share (the “Common Stock”), of KLDiscovery Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, New York 10174.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes there are 49,339,057 shares of the Common Stock outstanding, based on (i) 42,684,549 shares of Common Stock outstanding as of March 17, 2022, as reported in the Issuer’s Annual Report on Form 10-K dated March 17, 2022, (ii) 1,478,379 shares of common stock, (iii) 1,411,775 shares of Common Stock that may be acquired upon the exercise of the Warrants, and (iv) 5,242,733 shares of Common Stock that may be acquired upon conversion of Debentures.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 8,132,887 shares of Common Stock, which constitutes approximately 16.5% of the outstanding shares of Common Stock.

(c) On March 31, 2022, 50,974 PIK Interest shares were acquired by the Reporting Persons within the past 60 days before the March 31, 2022 Event Date of this Amendment No. 1.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2022

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Rossana Di Lieto
Rossana Di Lieto Senior Managing Director, Chief Compliance Officer & Associate General Counsel

1397225 ONTARIO LIMITED

By:	/s/ Rossana Di Lieto
Rossana Di Lieto Senior Managing Director, Chief Compliance Officer & Associate General Counsel